                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------


                                   FORM 11-K
                                 ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             COMMISSION FILE NUMBER
                                     1-9654


                                OHM Corporation
              (Issuer of the Securities held pursuant to the Plan)


                    OHM Corporation Retirement Savings Plan
                              (Full Title of Plan)


    16406 U.S. ROUTE 224 EAST, FINDLAY, OH                  45840
   (Address of principal executive offices)               (Zip Code)

                                 (419) 423-3529
              (Registrant's telephone number, including area code)

(Mark One):


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   X            SECURITIES EXCHANGE ACT OF 1933 (FEE REQUIRED)
- --------        For the fiscal year ended December 31, 1995

                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE
                REQUIRED)
                For the transmission period from         to
- --------                                        ---------  ---------

                              REQUIRED INFORMATION


The following financial statements for the OHM Corporation Retirement Savings Plan are being filed herewith:

Description                                                     Page No.

Audited Financial Statements:

Report of Independent Auditors..............................    Page 1

Statements of Net Assets Available for Plan Benefits........    Page 2

Statements of Changes in Net Assets Available for Plan
     Benefits...............................................    Page 4

Notes to Financial Statements...............................    Page 6

Schedules

Assets Held for Investment..................................    Page 11

Transactions or Series of Transactions in Excess of 5% of
     the Current Value of Plan Assets.......................    Page 12


The following exhibit will be filed herewith:

Exhibit No.                     Description                     Page No.

    1                  Consent of Independent Auditors          Page 15

                         Report of Independent Auditors

Board of Directors
OHM Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of OHM Corporation Retirement Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1995 basic financial statements taken as a whole.


                                            ERNST & YOUNG LLP

Columbus, Ohio
June 7, 1996

                     OHM CORPORATION RETIREMENT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1995

                                                                    (NCB)            (NCB)
                                                   OHM              STABLE        AGGRESSIVE          (NCB)
                                                 EMPLOYER           VALUE           GROWTH           BALANCE
                                                STOCK FUND           FUND            FUND              FUND
                                            -------------------------------------------------------------------------
ASSETS
Investments:
   Interest bearing cash deposits
     (overdrafts)                              $      (3,804)      $        -     $     (7,600)      $     (6,316)
   Armada Money Market Portfolio                       8,809           13,175           12,600             11,317
   OHM Common Stock                                2,625,418                -                -                  -
   LaSalle Income Plus Fund                                -        6,745,725                -                  -
   Putnam Voyager Fund                                     -                -        8,593,281                  -
   Fidelity Balanced Fund                                  -                -                -          5,331,344
   S&P 500 Flagship Fund                                   -                -                -                  -
   Loans to participants                                   -                -                -                  -
                                            -------------------------------------------------------------------------
Total investments                                  2,630,423        6,758,900        8,598,281          5,336,345

Receivables:
   Contribution/interest receivable                  206,529          160,256          151,282             84,648
   Due from (to) other funds                          35,620         (126,673)          49,992           (144,222)
                                            -------------------------------------------------------------------------
Total receivables                                    242,149           33,583          201,274            (59,574)
                                            -------------------------------------------------------------------------
Total assets                                       2,872,572        6,792,483        8,799,555          5,276,771

Distribution/refunds payable                         (53,763)         (91,260)        (342,699)           (84,232)
Other liabilities                                     (3,134)          (5,823)          (1,391)              (549)
                                            -------------------------------------------------------------------------
Total liabilities                                    (56,897)         (97,083)        (344,090)           (84,781)
                                            -------------------------------------------------------------------------
Net assets available
   for plan benefits                              $2,815,675       $6,695,400       $8,455,465         $5,191,990
                                            =========================================================================

                                              (NCB)
                                             EQUITY
                                              INDEX             LOAN
                                              FUND              FUND             TOTAL
                                            -------------------------------------------------
ASSETS
Investments:
   Interest bearing cash deposits
     (overdrafts)                           $      (4,527)   $        -        $     (22,247)
   Armada Money Market Portfolio                    9,527             -               55,428
   OHM Common Stock                                     -             -            2,625,418
   LaSalle Income Plus Fund                             -             -            6,745,725
   Putnam Voyager Fund                                  -             -            8,593,281
   Fidelity Balanced Fund                               -             -            5,331,344
   S&P 500 Flagship Fund                        5,462,059             -            5,462,059
   Loans to participants                                -     2,039,291            2,039,291
                                            -------------------------------------------------
Total investments                               5,467,059     2,039,291           30,830,299

Receivables:
   Contribution/interest receivable                83,047             -              685,762
   Due from (to) other funds                       36,183       149,100                    -
                                            -------------------------------------------------
Total receivables                                 119,230       149,100              685,762
                                            -------------------------------------------------
Total assets                                    5,586,289     2,188,391           31,516,061

Distribution/refunds payable                      (58,922)     (118,879)            (749,755)
Other liabilities                                  (1,652)            -              (12,549)
                                            -------------------------------------------------
Total liabilities                                 (60,574)     (118,879)            (762,304)
                                            -------------------------------------------------
Net assets available
   for plan benefits                           $5,525,715    $2,069,512          $30,753,757
                                            =================================================

See accompanying notes.

                     OHM CORPORATION RETIREMENT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1994

                                                                    (NCB)            (NCB)
                                                   OHM              STABLE        AGGRESSIVE          (NCB)
                                                 EMPLOYER           VALUE           GROWTH           BALANCE
                                                STOCK FUND           FUND            FUND              FUND
                                            ----------------------------------------------------------------------
ASSETS
Investments:
   Interest bearing cash deposits
     (overdrafts)                              $     (27,073)       $ 308,125      $  (144,558)     $     (61,439)
   NCC Money Market Portfolio                         68,584            1,531          744,148            485,617
   OHM Common Stock                                1,367,489                -                -                  -
   LaSalle Income Plus Fund                                -        4,223,626                -                  -
   Putnam Voyager Fund                                     -                -        3,630,109                  -
   Fidelity Balanced Fund                                  -                -                -          2,904,406
   S&P 500 Flagship Fund                                   -                -                -                  -
   Loans to participants                                   -                -                -                  -
                                            ----------------------------------------------------------------------
Total investments                                  1,409,000        4,533,282        4,229,699          3,328,584

Receivables:
   Contribution/interest receivable                   37,293          114,408          134,043             83,032
   Due from (to) other funds                         268,889          (87,693)         (60,604)          (111,065)
                                            ----------------------------------------------------------------------
Total receivables                                    306,182           26,715           73,439            (28,033)
                                            ----------------------------------------------------------------------
Total assets                                       1,715,182        4,559,997        4,303,138          3,300,551

Distribution/refunds payable                          (3,484)         (97,966)          (5,733)           (29,378)
                                            ----------------------------------------------------------------------
Net assets available
   for plan benefits                           $   1,711,698     $  4,462,031     $  4,297,405      $   3,271,173
                                            ======================================================================

                                              (NCB)
                                             EQUITY
                                              INDEX             LOAN
                                              FUND              FUND             TOTAL
                                            -------------------------------------------------
ASSETS
Investments:
   Interest bearing cash deposits
     (overdrafts)                           $     (75,055)  $         -      $            -
   NCC Money Market Portfolio                     471,212             58           1,771,150
   OHM Common Stock                                     -              -           1,367,489
   LaSalle Income Plus Fund                             -              -           4,223,626
   Putnam Voyager Fund                                  -              -           3,630,109
   Fidelity Balanced Fund                               -              -           2,904,406
   S&P 500 Flagship Fund                        2,231,956              -           2,231,956
   Loans to participants                                -      1,296,156           1,296,156
                                            -------------------------------------------------
Total investments                               2,628,113      1,296,214          17,424,892

Receivables:
   Contribution/interest receivable                69,304              -             438,080
   Due from (to) other funds                       (9,405)          (122)                  -
                                            -------------------------------------------------
Total receivables                                  59,899           (122)            438,080
                                            -------------------------------------------------
Total assets                                    2,688,012      1,296,092          17,862,972

Distribution/refunds payable                       (8,112)       (41,089)           (185,762)
                                            -------------------------------------------------
Net assets available
   for plan benefits                        $   2,679,900    $ 1,255,003     $    17,677,210
                                            =================================================

See accompanying notes.

                     OHM CORPORATION RETIREMENT SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          YEAR ENDED DECEMBER 31, 1995

                                                                      (NCB)             (NCB)
                                                      OHM             STABLE         AGGRESSIVE          (NCB)
                                                   EMPLOYER           VALUE            GROWTH           BALANCE
                                                  STOCK FUND           FUND             FUND              FUND
                                               ----------------------------------------------------------------------
ADDITIONS
Investment income (loss)                           $    (21,974)     $   310,585       $   666,841      $   186,605
Employee contributions                                  637,770        1,067,459         1,398,618          857,644
Employer contributions                                1,205,178          111,548           159,844           98,053
Rollover                                                271,809        1,349,166         1,475,184        1,032,493
                                               ----------------------------------------------------------------------
Total additions                                       2,092,783        2,838,758         3,700,487        2,174,795

Deduction-benefits/distributions paid to plan
   participants and beneficiaries                      (243,889)        (624,647)         (809,098)        (324,977)

Other:
Net unrealized appreciation (depreciation) of
   investments                                         (666,372)               -         1,502,979          361,121
Transfers in (out)                                      (78,545)          19,258          (236,308)        (290,122)
                                               ----------------------------------------------------------------------
Net increase (decrease) in deduction and other         (988,806)        (605,389)          457,573         (253,978)
                                               ----------------------------------------------------------------------
Change in net assets available for plan
   benefits                                           1,103,977        2,233,369         4,158,060        1,920,817

Net assets available at December 31, 1994             1,711,698        4,462,031         4,297,405        3,271,173
                                               ----------------------------------------------------------------------

Net assets available at December 31, 1995            $2,815,675       $6,695,400        $8,455,465       $5,191,990
                                               ======================================================================

                                                (NCB)
                                               EQUITY
                                                INDEX             LOAN
                                                FUND              FUND             TOTAL
                                               -------------------------------------------------
ADDITIONS
Investment income (loss)                       $   855,623     $          -      $  1,997,680
Employee contributions                             779,474                -         4,740,965
Employer contributions                              84,401                -         1,659,024
Rollover                                         1,127,714          320,690         5,577,056
                                               -------------------------------------------------
Total additions                                  2,847,212          320,690        13,974,725

Deduction-benefits/distributions paid to plan
   participants and beneficiaries                 (358,247)         (10,140)       (2,370,998)

Other:
Net unrealized appreciation (depreciation) of
   investments                                     275,092                -         1,472,820
Transfers in (out)                                  81,758          503,959                 -
                                               -------------------------------------------------
Net increase (decrease) in deduction and other      (1,397)         493,819          (898,178)
                                               -------------------------------------------------
Change in net assets available for plan
   benefits                                      2,845,815          814,509        13,076,547

Net assets available at December 31, 1994        2,679,900        1,255,003        17,677,210
                                               -------------------------------------------------

Net assets available at December 31, 1995       $5,525,715       $2,069,512       $30,753,757
                                               =================================================

See accompanying notes.

                     OHM CORPORATION RETIREMENT SAVINGS PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          YEAR ENDED DECEMBER 31, 1994

                                                      (NCB)         (NCB)                       (NCB)
                                         OHM          STABLE      AGGRESSIVE      (NCB)         EQUITY       (MELLON)
                                       EMPLOYER       VALUE      GROWTH FUND   BALANCE FUND     INDEX         INCOME
                                      STOCK FUND       FUND                                      FUND          FUND
                                    ------------------------------------------------------------------------------------
ADDITIONS
Investment income (loss)             $   618,224   $   149,694  $     25,453  $     60,952  $     20,097   $  (103,539)
Employee contributions                   519,900       441,791       558,217       352,036       299,203       436,734
Employer contributions                   160,759       142,930       181,243       122,422       102,335       153,270
Rollover                                  55,212        38,600       100,377        25,118        35,816         3,441
                                    ------------------------------------------------------------------------------------
Total additions                        1,354,095       773,015       865,290       560,528       457,451       489,906

Deduction-benefits/distributions
   paid to plan participants and
   beneficiaries                        (294,744)     (348,537)      (53,940)      (51,056)      (28,790)     (258,840)

Other:
Net unrealized appreciation
   (depreciation) of investments      (1,025,030)            -        84,858      (108,811)       30,509             -
Transfers in (out)                        93,931     4,037,553     3,401,197     2,870,512     2,220,730    (4,781,522)
                                    ------------------------------------------------------------------------------------
Net increase (decrease) in
   deduction and other                (1,225,843)    3,689,016     3,432,115     2,710,645     2,222,449    (5,040,362)
                                    ------------------------------------------------------------------------------------
Change in net assets available for
   plan benefits                         128,252     4,462,031     4,297,405     3,271,173     2,679,900    (4,550,456)

Net assets available at December
   31, 1993                            1,583,446             -             -             -             -     4,550,456
                                    ------------------------------------------------------------------------------------
Net assets available at December
   31, 1994                          $ 1,711,698    $4,462,031    $4,297,405    $3,271,173    $2,679,900  $         -
                                    ====================================================================================

                                                     (MELLON)
                                       (MELLON)      BALANCE
                                        GROWTH     CONSERVATIVE      LOAN
                                         FUND          FUND          FUND         TOTAL
                                    ---------------------------------------------------------
ADDITIONS
Investment income (loss)            $   (139,939) $    (57,154)   $        -   $   573,788
Employee contributions                   579,980       432,349             -     3,620,210
Employer contributions                   171,611       140,412             -     1,174,982
Rollover                                  27,325         9,610             -       295,499
                                    ---------------------------------------------------------
Total additions                          638,977       525,217             -     5,664,479

Deduction-benefits/distributions
   paid to plan participants and
   beneficiaries                        (355,380)     (217,719)      (73,384)   (1,682,390)

Other:
Net unrealized appreciation
   (depreciation) of investments               -             -             -    (1,018,474)
Transfers in (out)                    (4,208,638)   (3,959,351)      335,945        10,357
                                    ---------------------------------------------------------
Net increase (decrease) in
   deduction and other                (4,564,018)   (4,177,070)      262,561    (2,690,507)
                                    ---------------------------------------------------------
Change in net assets available for
   plan benefits                      (3,925,041)   (3,651,853)      262,562     2,973,972

Net assets available at December
   31, 1993                            3,925,041     3,651,853       992,442    14,703,238
                                    ---------------------------------------------------------
Net assets available at December
   31, 1994                          $        -     $       -     $1,255,003   $17,677,210
                                    =========================================================


See accompanying notes.

                     OHM Corporation Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

INVESTMENTS

As of June 30, 1994, National City Bank (the Trustee) succeeded Mellon Bank, N.A., as the Trustee for the OHM Retirement Savings Plan (the Plan). The Trustee holds, manages, values, invests, reinvests, accounts for and otherwise deals with each investment fund separately. The current value of the bank administered trustee funds is obtained from the Trustee of the funds and is based on published market prices at the statement date. Realized gains or losses on the sale of investments are the difference between the proceeds received and the specific cost of investment sold. The change in the difference between fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as net unrealized appreciation (depreciation) in the fair value of investments.

OHM Corporation stock held is valued at the quoted market price at the close of the last business day for that period.

OPERATING EXPENSES

All administrative expenses of the Plan and all fees and retainers of the Plan's Trustee, administrator, auditors, and counsel are paid by OHM Corporation (the Company).

RECLASSIFICATION

Certain amounts were reclassified in 1994 to conform with the 1995 presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     OHM Corporation Retirement Savings Plan

2. DESCRIPTION OF PLAN

The Plan is a defined contribution plan covering all full-time employees of the Company who were employed by OHM Corporation and its subsidiaries on the effective date, November 16, 1988. Each employee who is not a participant as of the effective date will be eligible to become a participant on the first day of each January, April, July and October subsequent to one year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan maintains separate accounts for each participant, which are credited with the participant's voluntary contributions and an allocation of (a) Company contributions, (b) plan earnings, and (c) forfeitures of non-vested terminated participants' accounts. Under the Plan, each participant may direct their contributions and allocations between the OHM Corporation Common Stock Fund (OHM Employer Stock Fund), Stable Value Fund, Aggressive Growth Fund, Equity Index Fund, or Balanced Fund.

Effective April 1, 1990, as amended January 1, 1994, the Company matches 60% on the first 2% and 50% on the next 4% of a participant's compensation that such participant contributed as before-tax contribution. Beginning June 1995, all Company matches will be in OHM Corporation common stock.

In addition, the Company, at its discretion, may make profit sharing contributions to the Plan for its participants each plan year. Profit sharing contributions will be allocated to the accounts of each participant in the ratio that the compensation of each such participant for the plan year bears to the total compensation of all such participants for the plan year. The Company made no profit sharing contributions during the years ended December 31, 1995 and 1994, respectively.

An employee may make voluntary contributions to the Plan by payroll deduction, or by lump sum deposit for rollovers. Employee contributions may not exceed 15% of the employee's pre-tax compensation and/or post-tax compensation subject to IRS guidelines. Voluntary contributions shall be at all times non-forfeitable.

                     OHM Corporation Retirement Savings Plan

2. DESCRIPTION OF PLAN (CONTINUED)

Under the terms of the Plan, a participant is eligible for normal retirement upon attainment of age 65, or upon suffering total and permanent disability. Upon retirement, disability, or death before retirement or disability, the amount credited to the participant's account, plus any amounts of additional credit as finally determined at the next valuation date, will be distributed to the participant.

In the event of the termination of employment of a participant prior to his normal retirement date, the participant will receive the non-forfeitable interest in his participant account based on a vesting schedule specified in the Plan and all of his voluntary contributions account. A participant becomes 100 percent vested after two years of credited service.

Employees working past their normal retirement date are eligible for continued participation until their retirement date.

The Plan provides for distribution of a participant's account in the form of a "Life Annuity", "Qualified Joint and Survivor Annuity" or other methods of payment as described in the Plan.

Participants with prior approval of the Plan Committee are allowed to borrow against the vested portion of their account and such loans shall bear interest at a rate established at the date of the loan. Generally, the period of repayment for any loan cannot exceed five years.

In the event that the Plan is terminated, any account balance a participant may have accumulated up to that time will become fully vested and non-forfeitable.

                     OHM Corporation Retirement Savings Plan

3. INVESTMENTS

During the year ended December 31, 1995 and 1994, the Plan's investments (depreciated) appreciated in fair value by $1,472,820 and $(1,018,474), respectively, as follows:

                                                 NET APPRECIATION
                                                  (DEPRECIATION)            Fair Value/
                                                  IN FAIR VALUE/           Contract Value
                                                  CONTRACT VALUE               at End
                                                   DURING YEAR                of Year
                                                 ----------------------------------------
Plan year ended December 31, 1995:

Investment deposits under trustee National
   City Bank:
     Invested in Armada Money Market
       Portfolio (net of overdrafts)                $         --           $    33,181
     Invested in OHM Common Stock*                      (666,372)            2,625,418
     Invested in LaSalle Income Plus Fund                     --             6,745,725
     Invested in Putnam Voyager Fund                   1,502,979             8,593,281
     Invested in Fidelity Balanced Fund                  361,121             5,331,344
     Investment in S&P 500 Flagship Fund                 275,092             5,462,059
   Loans to participants                                      --             2,039,291
                                                    ------------           -----------
                                                    $  1,472,820           $30,830,299
                                                    ============           ===========

   Plan year ended December 31, 1994:

Investment deposits under trustee National
   City Bank:
     Invested in NCC Money Market
       Portfolio                                    $         --           $ 1,771,150
     Invested in OHM Common Stock*                    (1,025,030)            1,367,489
     Invested in LaSalle Income Plus Fund                     --             4,223,626
     Invested in Putnam Voyager Fund                      84,858             3,630,109
     Invested in Fidelity Balanced Fund                 (108,811)            2,904,406
     Investment in S&P 500 Flagship Fund                  30,509             2,231,956
   Loans to participants                                      --             1,296,156
                                                    ------------           -----------
                                                    $ (1,018,474)          $17,424,892
                                                    ============           ===========

*Indicates party-in-interest to the Plan.

                     OHM Corporation Retirement Savings Plan

4. FEDERAL INCOME TAXES

The Internal Revenue Service has ruled that the Plan qualifies under section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law.

5.  ACQUISITION

On May 30, 1995, the Company completed the acquisition of substantially all of the assets and certain liabilities of the hazardous and nuclear waste remediation services business units of Rust International Inc. ("Rust"). As a result of the acquisition, former employees of Rust became eligible to rollover vested benefits from the Rust Employee Benefit Plans into the OHM Retirement Savings Plan and became participants in the Plan.

                     OHM Corporation Retirement Savings Plan

                           Assets Held for Investment

                                December 31, 1995


                                 DESCRIPTION OF INVESTMENT
                                  INCLUDING MATURITY DATE,
                                    RATE OF INTEREST AND                                                 CURRENT
     IDENTITY OF ISSUER             PAR OR MATURITY VALUE                                COST             VALUE
- -------------------------------------------------------------------------------------------------------------------

OHM Corporation                         Common Stock                                 $3,559,516       $2,625,418

Armada Money Market Portfolio           Mutual Fund                                      55,428           55,428

LaSalle Income Plus Fund                Mutual Fund                                   6,745,725        6,745,725

Putnam Voyager Fund                     Mutual Fund                                   7,001,169        8,593,281

Fidelity Balanced Fund                  Mutual Fund                                   5,060,189        5,331,344

S&P 500 Flagship Fund                   Mutual Fund                                   5,153,535        5,462,059

Loan Fund                               Loans to Participants                         2,039,291        2,039,291

                     OHM Corporation Retirement Savings Plan

                Transactions or Series of Transactions in Excess
                    of 5% of the Current Value of Plan Assets

                          Year ended December 31, 1995

                                                                                                               CURRENT
                                                DESCRIPTION OF INVESTMENT                                      VALUE OF
                                                INCLUDING MATURITY DATE,                                       ASSET ON       NET
                                                  RATE OF INTEREST AND     PURCHASE     SELLING     COST OF   TRANSACTION     GAIN
                 IDENTITY OF ISSUER               PAR OR MATURITY VALUE      PRICE       PRICE       ASSET       DATE        (LOSS)
- -----------------------------------------------------------------------------------------------------------------------------------
Category (i) - A single transaction in excess of 5% of plan assets

Armada Money Market Portfolio                        Mutual Fund           $2,317,821             $2,317,821  $2,317,821  $    --

Armada Money Market Portfolio                        Mutual Fund              858,479                858,479     858,479       --

Armada Money Market Portfolio                        Mutual Fund                       2,382,648   2,382,648   2,382,648       --

Armada Money Market Portfolio                        Mutual Fund                         854,677     854,677     854,677       --

Putnam Voyager Fund                                  Mutual Fund              854,677                854,677     854,677       --

S&P 500 Flagship Fund                                Mutual Fund            3,512,567              3,512,567   3,512,567       --

S&P 500 Flagship Fund                                Mutual Fund                       3,512,567   2,862,944   3,512,567  649,623


                     OHM Corporation Retirement Savings Plan

                Transactions or Series of Transactions in Excess
              of 5% of the Current Value of Plan Assets (continued)



                                                                                                              CURRENT
                                          DESCRIPTION OF INVESTMENT                                           VALUE OF
                                           INCLUDING MATURITY DATE,                                           ASSET ON       NET
                                             RATE OF INTEREST AND     PURCHASE      SELLING      COST OF    TRANSACTION     GAIN
                 IDENTITY OF ISSUER         PAR OR MATURITY VALUE       PRICE        PRICE        ASSET         DATE       (LOSS)
- ---------------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions in excess of 5% of plan assets

Armada Money Market Portfolio                  Mutual Fund
                                                     213 sales       $        --  $15,719,914  $15,719,914  $15,719,914  $     --
                                                     314 purchases    14,024,894           --   14,024,894   14,024,894        --

LaSalle Income Plus Fund                       Mutual Fund
                                                    25 purchases       2,671,277           --    2,671,277    2,671,277        --
                                                     7 sales                  --      167,022      167,022      167,022        --

Putnam Voyager Fund                            Mutual Fund
                                                    23 purchases       3,821,222           --    3,821,222    3,821,222        --
                                                    10 sales                  --      470,516      384,603      470,516    85,913

Fidelity Balanced Fund                         Mutual Fund
                                                    23 purchases       2,321,328           --    2,321,328    2,321,328        --
                                                    11 sales                  --      277,700      274,356      277,700     3,344

S&P Flagship Fund                              Mutual Fund
                                                     9 sales                  --    3,721,006    3,069,660    3,721,006   647,900
                                                    29 purchases       6,021,850           --    6,021,850    6,021,850        --

                     OHM Corporation Retirement Savings Plan

                Transactions or Series of Transactions in Excess
              of 5% of the Current Value of Plan Assets (continued)



                                                                                                               CURRENT
                                         DESCRIPTION OF INVESTMENT                                             VALUE OF
                                          INCLUDING MATURITY DATE,                                             ASSET ON       NET
                                            RATE OF INTEREST AND            PURCHASE   SELLING     COST OF   TRANSACTION     GAIN
                 IDENTITY OF ISSUER        PAR OR MATURITY VALUE              PRICE     PRICE       ASSET        DATE       (LOSS)
- ----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions in excess of 5% of plan assets
  (continued)

OHM Corporation                               Common stock
                                                   20 purchases            $1,484,353  $     --  $1,484,353  $1,484,353   $     --
                                                   11 sales                        --   478,230     503,513     478,230    (25,284)

There were no category (ii) or (iv) reportable transactions during 1995

                                   Exhibit 1

                        Consent of Independent Auditors

        We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-24953) pertaining to the OHM Corporation Retirement Savings Plan and in the related Prospectus of our report dated June 7, 1996, with respect to the financial statements and schedules of OHM Corporation Retirement Savings Plan included in the Annual Report (Form 11-K) for the year ended December 31, 1995.

                                        ERNST & YOUNG LLP

Columbus, Ohio
June 25, 1996

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1934, the Plan Committee members have duly caused this annual report to be signed and undersigned thereunto duly authorized.


                                      OHM CORPORATION
                                      RETIREMENT SAVINGS PLAN



Date:  June 28, 1996               By:  /s/ JOHN J. RAY III
                                      ------------------------------
                                        John J. Ray III
                                        Vice President, General Counsel
                                        and Secretary

                                        Committee Chairman,
                                        OHM Corporation Retirement
                                        Savings Plan Committee